THIS IS A COPY OF THE EMAIL CORRESPONDENCE BETWEEN THE COMPANY AND OUR EXAMINER, SUBMITTED PER REQUEST FOR ADDITION TO THE FILES.

EMAIL # 3:





FROM: Jason F. Griffith, CPA (FG&A) [mailto:jason@franklingriffith.com]
SENT: Thursday, January 12, 2006 9:39 AM
TO: 'Efron, Howard'
SUBJECT: RE: Datascension SB 2

The last attachment with the financials I sent before didn't come through on my copy, here is another try, use this one. Let me know if you have problems opening it.

Thanks,

Jason


FROM: Jason F. Griffith, CPA (FG&A) [mailto:jason@franklingriffith.com]
SENT: Thursday, January 12, 2006 9:12 AM
TO: 'Efron, Howard'
SUBJECT: Datascension SB 2

Howard,

Attached is a copy of our revisions based on our previous conversations, as well as my research and discussions with other CPAs and consultants.

I would really appreciate it if you could give it a once over and let me know if you see any changes in either the notes or the financials.

The attachment also contains the restated notes to the financials for the 9 months ended 9/30/05. Obviously the adjustments will be carried out and reflected in the 12/31/04 notes, as well as in the MD&A and throughout the relevant sections of the document, but the attached addresses the main areas.

I am available on my cell phone, 702-303-0510 at any time. The company is eager and pushing me to get this completed as soon as possible, so if you could please let me know, I would appreciate it.

Thanks again for your time and help with this.

Best regards,

Jason


P.S. As discussed, we will include the contents and attachments of this email in our next Edgar filing as a correspondence document.

ATTACHMENT:






                              DATASCENSION, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company's policy is to prepare the financial statements on the accrual basis of accounting. The fiscal year end is December 31.

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding for the period end. The net income (loss) for the period end is divided by the weighted average number of shares outstanding for that period to arrive at net income per share.

Diluted net income per share reflects the potential dilution that could occur if the securities or other contracts to issue common stock were exercised or converted into common stock.

In the opinion of management, all adjustments necessary in order to make the financial position, results of operations and changes in financial position at September 30, 2005, and for all periods resented not misleading have been made. The results of operations for the period ended September 30, 2005 are not necessarily an indication of operating results to be expected for the full year ending December 31, 2005.

Convertible Debt Financing and Derivative Liabilities

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), the holder's conversion right provision, interest rate adjustment provision, liquidated damages clause, cash premium option, and the redemption option (collectively, the debt features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

During the year ended December 31, 2004, we recorded an other expense item of $2,489,116, of which, $1,639,953 (expense) and $849,163 (expense) related to the debt features and warrants, respectively, to reflect the change in fair value of the derivative liability. During the year ended December 31, 2003, there was no income or expense items related to convertible debt as there was none outstanding.

During the nine months ended September 30, 2005, we recorded an other income item of $2,863,902, of which, $1,529,217 (income) and $1,334,685 (income)
related to the debt features and warrants, respectively, to reflect the change in fair value of the derivative liability. During the nine months ended September 30, 2004, there was no income or expense items related to convertible debt as there was none outstanding.

At each balance sheet date, we adjust the derivative financial instruments to their estimated fair value and analyze the instruments to determine their classification as a liability or equity. As of December 31, 2004, the estimated fair value of our derivative liability was $2.41 million, as well as a warrant liability of $1.79 million. As of December 31, 2003, there was no asset or liability related to convertible debt. The estimated fair value of the debt features was determined using the probability weighted averaged expected cash flows / Lattice Model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative asset. In valuing the debt features at December 31, 2004, the company used the closing price of $0.65 and the exercise price of $0.30. For the year ended December 31, 2004, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, the Company recorded an "other expense" item on the consolidated statement of operations for the change in fair value of $1,639,953. At December 31, 2004, the estimated fair value of the debt features was approximately $2,408,178. For the nine months ended September 30, 2005, the estimated value of the company's debt features decreased to $888,509, thus the company recorded an "other income" item on the consolidated statement of operations for the change in fair value of the debt features of $1,529,217 for the nine months ended September 30, 2005.



NOTE 4 - NOTES PAYABLE


NOTES PAYABLE - $1,875,000, NOVEMBER 2004

In November 2004, the Company issued $1,875,000 in principal amount of Notes to third parties. As part of the financing transaction, the Company issued warrants to purchase 3,125,000 shares of common stock at a per share purchase price of $0.30 per share.

The Notes accrue interest at a rate of prime + 3% per annum. The Notes are due and payable in November 2007. The convertible note and warrant documents were filed in an 8-K by the Company on November 23, 2004. The Note was entered into pursuant to the terms of a subscription agreement between the Company and the Holder, which was also included in the 8-K filed on November 23, 2004.

Interest payable on this Note shall accrue at the "prime rate" published in The Wall Street Journal from time to time, plus three percent (3%). The interest rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate; each change to be effective as of the day of the change in such rate. The Interest Rate shall not be less than eight percent (8%). Interest shall be calculated on the basis of a 360 day year. Interest on the Principal Amount shall be payable monthly, in arrears, commencing the first day of the month after 120 days from the closing and on the first day of each consecutive calendar month thereafter (each, a "Repayment Date") and on the Maturity Date, whether by acceleration or otherwise.

Amortizing payments of the outstanding Principal Amount of this Note shall commence on the first (1st) Repayment Date and shall recur on each succeeding Repayment Date thereafter until the Principal Amount has been repaid in full, whether by the payment of cash or by the conversion of such principal into Common Stock pursuant to the terms of the note. On each Repayment Date, the Company should make payments to the Holder in the amount of one- thirty-second (1/32nd) of the initial Principal Amount (the "Monthly Principal Amount"), together with any accrued and unpaid interest then due on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note that have not been paid (the Monthly Principal Amount, together with such accrued and unpaid interest and such other amounts, collectively, the "Monthly Amount"). Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date.

Following the occurrence and during the continuance of an Event of Default (as discussed in the Note), the annual interest rate on the Note shall automatically be increased by two percent (2%) per month, and all outstanding obligations under this Note, including unpaid interest, shall continue to accrue interest from the date of such Event of Default at such interest rate applicable to such obligations until such Event of Default is cured or waived.

The Holder shall convert into shares of Common Stock all at the Fixed Conversion Price or the maximum portion of the Monthly Amount due on each Repayment Date provided that the average closing price of the Common Stock as reported by Bloomberg, L.P. on the Principal Market (as defined below) for the twenty (20) consecutive trading days immediately preceding such Repayment Date shall be greater than or equal to 15% above the Fixed Conversion Price ("Conversion Criterion"). The Monthly Amount due on a Repayment Date that the Holder has not been able to convert into shares of Common Stock due to failure to meet the Conversion Criterion shall be paid by the Borrower at the Borrower's election (i) in cash at the rate of 104% of such Monthly Amount otherwise due on such Repayment Date within three (3) business days of the applicable Repayment Date, or (ii) in registered, unlegended, free- trading Common Stock at an applied conversion rate equal to eighty-five percent (85%) of the average of the five (5) lowest closing bid prices of the Common Stock as reported by Bloomberg L.P. for the twenty (20) trading days preceding such Repayment Date.

The Notes also provide for liquidated damages on the occurrence of several events.

As compensation to the Subscriber, the Company agrees to pay (as liquidated damages and not as a penalty) to the Subscriber for late issuance of Shares the amount of $100 per business day after the Delivery Date for each $10,000 of Note principal amount being converted of the corresponding Shares which are not timely delivered. The Company shall pay any payments incurred under this
Section in immediately available funds upon demand. Furthermore, in addition to any other remedies which may be available to the Subscriber, in the event that the Company fails for any reason to effect delivery of the Shares by the Delivery Date or make payment by the Mandatory Redemption Payment Date, the Subscriber will be entitled to revoke all or part of the relevant Notice of Conversion or rescind all or part of the notice of Mandatory Redemption by delivery of a notice to such effect to the Company whereupon the Company and the Subscriber shall each be restored to their respective positions immediately prior to the delivery of such notice, except that the liquidated damages described above shall be payable through the date notice of revocation or rescission is given to the Company.

An additional liquidating damages provision states that if the Company fails to deliver to the Subscriber such shares issuable upon conversion of a Note by the Delivery Date and if seven (7) business days after the Delivery Date the Subscriber purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Subscriber of the Common Stock which the Subscriber was entitled to receive upon such conversion (a "BUY-IN"), then the Company shall pay in cash to the Subscriber (in addition to any remedies available to or elected by the Subscriber) the amount by which
(A) the Subscriber's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (B) the aggregate principal and/or interest amount of the Note for which such conversion was not timely honored, together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if the Subscriber purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of $10,000 of note principal and/or interest, the Company shall be required to pay the Subscriber $1,000, plus interest. The Subscriber shall provide the Company written notice indicating the amounts payable to the Subscriber in respect of the Buy-In.

Additionally, if the Company is unable to deliver to the holder of Registrable Securities, then as Liquidated Damages, an amount equal to two percent (2%) for each thirty (30) days or part thereof, thereafter of the Purchase Price of the Notes remaining unconverted and purchase price of Shares issued upon conversion of the Notes owned of record by such holder which are subject to such Non-Registration Event. The Company must pay the Liquidated Damages in cash or an amount equal to two hundred percent of such cash Liquidated Damages if paid in additional shares of registered unlegended free-trading shares of Common Stock. Such Common Stock shall be valued at a per share value equal to 85% of the average of the five (5) lowest closing bid prices of the Common Stock as reported by Bloomberg L.P. for the twenty (20) trading days preceding the first day of each thirty (30) day or shorter period for which Liquidated Damages are payable. The Liquidated Damages must be paid within ten (10) days after the end of each thirty (30) day period or shorter part thereof for which Liquidated Damages are payable. In the event a Registration Statement is filed by the Filing Date but is withdrawn prior to being declared effective by the Commission, then such Registration Statement will be deemed to have not been filed. All oral or written and accounting comments received from the Commission relating to the Registration Statement must be responded to within ten (10) business days. Failure to timely respond is a Non-Registration Event for which Liquidated Damages shall accrue and be payable by the Company to the holders of Registrable Securities at the same rate set forth above. As of September 30, 2005, no liquidating damages have been incurred by the company.

Redemption Option - The Company will have the option of prepaying the outstanding Principal Amount ("Optional Redemption"), in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon

Debt features. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding Principal Amount of this Note, together with interest and fees due hereon, into shares of Common Stock.

The $1,875,000 in proceeds from the financing transaction were allocated to the debt features and to the warrants based upon their fair values. After the latter allocations, there was $170,061 of remaining value to be allocated to the Note on the financial statements.

The debt discount is being accreted using the effective interest method over the term of the note.

The value of the discount on the converted notes on the books is being accreted over the term of the note (three years). For the years ended December 31, 2004 and 2003, the Company accreted $52,300 and $0, respectively, of debt discount related to the Notes. For the nine months ended September 30, 2005, the Company accreted $457,360 of the debt discount related to these Notes.

WARRANTS ISSUED

The estimated fair value of the 3,125,000 warrants at issuance (11/11/2004) was $936,714 and has been classified as a derivative instrument and recorded as a liability on the Company's balance sheet in accordance with current authoritative guidance. The estimated fair value of the warrants was determined using the Black-Scholes option-pricing model with a closing price of $0.40, an exercise price of $0.30, a 5.0 year term, and a volatility factor of 89%. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the warrants at December 31, 2004, the company used the closing price of $0.65, the exercise price of $0.30, a 4.88 year remaining term, and a volatility of 116% In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments, the Company is required to adjust the carrying value of the instrument to its fair value at each balance sheet date and recognize any change since the prior balance sheet date as a component of Other Income (Expense). The warrant derivative liability at December 31, 2004, had increased to a fair value of $1,785,877, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, which resulted in an "other expense" item of $849,163 on the Company's books. For the nine months ended September 30, 2005, the warrant derivative liability had decreased to a value of $474,525, due in part to a decrease in the market value of the Company's common stock to $0.40 from $0.65 at December 31, 2004, which resulted in an "other income" item of $1,311,352 for the nine months ended September 30, 2005. The company used a closing price of $0.32, an exercise price of $0.30, a 4.13 years remaining term, and a 54% volatility factor.

The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants, as well as in the volatility of the stock price during the term used for observation and the term remaining for the warrants.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), the debt features provision (collectively, the features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

DEBT FEATURES

Pursuant to the terms of the Notes, these notes are convertible at the option of the holder, at anytime on or prior to maturity. There is an additional interest rate adjustment feature, a liquidated damages clause, a cash premium option, as well as the redemption option. The debt features represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (11/11/2004), the debt features had an estimated initial fair value of $768,225, which was recorded as a discount to the Notes and a derivative liability on the consolidated balance sheet. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the debt features will be adjusted to the fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the debt features was determined using the probability weighted averaged expected cash flows / Lattice Model with a closing price of $0.40, an exercise price of $0.30, a 3.0 year term, and a volatility factor of 89%. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the debt features at December 31, 2004, the company used the closing price of $0.65 and the exercise price of $0.30, 2.88 year remaining term, and a volatility of 116%. For the year ended December 31, 2004, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, the Company recorded an "other expense" on the consolidated statement of operations for the change in fair value of the debt features of approximately $1,639,953. At December 31, 2004, the estimated fair value of the debt features was approximately $2,408,178. For the nine months ended September 30, 2005, the estimated value of the debt features decreased to $868,156, thus the company recorded an "other income" item on the consolidated statement of operations for the change in fair value of the debt features related to these notes of $1,540,022 for the nine months ended September 30, 2005. The company used a closing price of $0.32, an exercise price of $0.272, a 2.13 years remaining term, and a 54% volatility factor.

The recorded value of the debt features related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock, as well as in the volatility of the stock price during the term used for observation and the term remaining for the warrants.

Pursuant to the terms of the Notes, the Company has the option of prepaying the outstanding Principal Amount in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon and any and all other sums due.

Because the terms of the 2004 convertible note require such classification, the accounting rules required additional convertible notes and non-employee warrants to also be classified as liabilities, regardless of the terms of the new notes and / or warrants. Were the 2004 convertible notes to not have contained those terms or even if the 2004 transaction were not entered into, it could have altered the treatment of the March 31, 2005 notes and the conversion features of the latter agreement may have resulted in a different accounting treatment from the liability classification. The March 31, 2005 note, as well as any subsequent convertible notes or warrants, will be treated as derivative liabilities until all such provisions are settled.

NOTES PAYABLE - $125,000, MARCH 2005

In March 2005, the Company issued $125,000 in principal amount of Notes to third parties. As part of the financing transaction, the Company issued warrants to purchase 300,000 shares of common stock at a per share purchase price of $0.50 per share. The Warrants shall be exercisable until five (5) years after the Issue Date of the Warrants.

The Notes accrue interest at a rate 12% per annum. The Notes are due and payable in March 2007.

Interest shall be calculated on the basis of a 360 day year. Interest on the Principal Amount shall be payable monthly, in arrears, commencing the first day of the month after 120 days from the closing and on the first day of each consecutive calendar month thereafter (each, a "Repayment Date") and on the Maturity Date, whether by acceleration or otherwise.

Redemption Option - The Company will have the option of prepaying the outstanding Principal Amount ("Optional Redemption"), in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon

Holder's Conversion Rights. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding Principal Amount of this Note, together with interest and fees due hereon, into shares of Common Stock.

The $125,000 in proceeds from the financing transaction were allocated to the conversion option, call option and to the warrants based upon their fair values. After the latter allocations, the company allocated $58,667 to the carrying value of the debt. That debt discount is being accreted using the effective interest method over the term of the note.

The value of the discount on the converted notes on the books is being accreted over the term of the note (three years). For the nine months ended September 30, 2005, the Company accreted $25,740 of the debt discount related to these Notes.

WARRANTS ISSUED

The estimated fair value of the 300,000 warrants at issuance (3/31/2005) was $56,785 and has been classified as a derivative instrument and recorded as a liability on the Company's balance sheet in accordance with current authoritative guidance. The estimated fair value of the warrants was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the warrants at March 31, 2005, the company used the closing price of $0.50, the exercise price of $0.50, a 5 year term, and a 37% volatility factor. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments, the Company is required to adjust the carrying value of the instrument to its fair value at each balance sheet date and recognize any change since the prior balance sheet date as a component of Other Income (Expense). For the nine months ended September 30, 2005, the warrant liability had decreased to a value of $33,452, due in part to a decrease in the market value of the Company's common stock to $0.32 from $0.50 at March 31, 2005, which resulted in an "other income" item of $23,333. The company used a closing price of $0.32, an exercise price of $0.50, a 4.50 year remaining term, and a 54% volatility factor.

The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants, as well as in the volatility of the stock price during the term used for observation and the term remaining for the warrants.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), the holder's conversion right provision, interest rate adjustment provision, liquidated damages clause, cash premium option, and the redemption option (collectively, the debt features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the debt features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

DEBT FEATURES

Pursuant to the terms of the Notes, these notes are convertible at the option of the holder, at anytime on or prior to maturity. There is an additional interest rate adjustment feature, a liquidated damages clause, a cash premium option, and the redemption option. The debt features represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (3/31/05), the debt features had an estimated initial fair value of $9,548, which was recorded as a discount to the Notes and a derivative liability on the consolidated balance sheet. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the debt features will be adjusted to fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the debt features was determined using the probability weighted averaged expected cash flows / Lattice Model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the debt features at March 31, 2005, the company used the closing price of $0.50, the exercise price of $0.50, a 2.0 year term, and a 37% volatility factor. For the nine months ended September 30, 2005, the estimated value of the debt features increased to $20,353, thus the company recorded an "other expense" item on the consolidated statement of operations for the change in fair value of the debt features of $10,805. The company used a closing price of $0.32, an exercise price of $0.50, a 1.50 year remaining term, and a 54% volatility factor.

The recorded value of the debt features related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock, as well as in the volatility of the stock price during the term used for observation and the term remaining for the warrants.

The significant fluctuations can create significant income and expense items on the financial statements of the company.

For the nine months ended September 30, 2005, we recorded an other income item of $2,863,902, of which $1,540,022 of other income related to the decrease in value of the debt features on the $1.875 million convertible note, $1,311,352 of other income related to the decrease in warrant liability related to the warrants granted in November 2004 to the holder's of the $1.875 million convertible note, $23,333 of other income item related to the decrease in warrant liability on the warrants granted to the holders of the March 2005 $125,000 convertible note, and finally $10,805 of other expense related to an increase in value of the derivative liability related to the debt features of the March 2005 $125,000 convertible note. A tabular reconciliation of this adjustment follows:

For the nine months ended September 30, 2005:

  $1,540,022 income, decrease in value of 2004 derivative liability
   1,311,352 income, decrease in value of 2004 warrant liability
     (10,805) expense, increase in 2005 derivative liability
      23,333 income, decrease in value of 2005 warrant liability
   ----------
  $2,863,902 other income related to convertible debt


For the nine months ended September 30, 2005, the company recorded $483,100 of interest expense related to the accretion of debt related to the convertible financing.

For the nine months ended September 30, 2005:
      $457,360 of interest expense related to accretion of 2004 convertible debt
        25,740 of interest expense related to accretion of 2005 convertible debt
      --------
      $483,100 of interest expense related to convertible debt


NOTES PAYABLE - $200,000, MAY 2005

On May 18, 2005, the company received $200,000 in the form of a promissory note at 12% per year. The note does not specify a term for when it is due.


NOTE 5 - RECEIVABLE FROM NUTEK OIL - ASSET HELD FOR SALE

On April 14, 2005, DSEN filed a Current Report on Form 8-K, relating to the conversion of the South Texas Oil Company asset held for sale into shares in South Texas Oil Company (formerly known as Nutek Oil) and will be distributing its ownership interest in South Texas Oil Company to shareholders of DSEN.

The dividend will take the form of a dividend certificate representing restricted common stock, which will be distributed to DSEN's beneficial stockholders of record as of the record date of April 27, 2005.

The stock dividend will be distributed to owners of DSEN's common stock as of the record date in a ratio of one share of South Texas Oil Company, for approximately every 18 shares of common stock held in DSEN.

On December 31, 2004 the company reviewed any need for impairment of assets per SFAS 144. A loan is considered impaired if it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. In evaluating the impairment of the assets of the company at year end, the company considered, among other items, (1) materiality of the asset, (2) previous loss experience, and (3) assets that are not readily marketable or susceptible to decline in value.

After discussions with the Board and with the management of both Datascension, and Nutek Oil, it was determined to be in the best interest of the Company and shareholders for the note to be converted to stock and distributed to the shareholders.

Pursuant to the previous dividends on August 1, 2001 and January 8, 2004, the company determined it was in the best interest of it's shareholders to convert the balance of the note into the common stock of Nutek Oil and distribute the pro rata shares to our shareholders. This coincides with managements plan to write off any assets which are attributable to the history of the company which are non-operational in nature, etc.

As of the December 31, 2004, the value of the loan to be converted is $1,015,014 and is classified on the balance sheet of the Company as an Asset Held For Sale.

The stock of Nutek Oil traded over $1.00 during the week of the conversion to settle the debt owed to Datascension. The stock has since traded as high as $1.25. Management felt strongly that the shareholders and company were never at risk of losing the value of the receivable. When Datascension made the agreement to convert the receivable into the stock of Nutek Oil, it was agreed to be converted at the $1,015,014 value of stock. The number of shares (957,349) was only later determined based on the then average price of $1.06. Management did not feel there was a risk of shareholders receiving less than full credit for the value of the note.





NOTE 9 - RESTATEMENT OF FINANCIAL STATEMENTS

2003

The net loss for 2003 was previously reported as $(182,895), while the 2003 restated loss is $246,533, an increase of $63,638, which is attributable to the increase in amortization expense of $63,638. The effect of the restatement to the 2003 balance sheet was a decrease in the asset value of the intangible assets which had previously not been amortized correctly. The value of the other assets decreased $63,638.

2004

The loss after discontinued operations for 2004 was originally $4,791,105, while the 2004 restated loss after discontinued operations is reported as $6,052,366, an increase of $1,261,261. This is due to an increase in other expenses related to the convertible debt of $2,489,116, as well as an increase in the interest expense related to the convertible debt of $52,300, coupled with a decrease in the beneficial conversion feature debt discount expense of $1,203,646, a decrease in the loss from discontinued operations of $63,638, and a decrease in interest expense of $12,871.

On the 2004 balance sheet, the restatement resulted in the removal of $2,077,604 of debt discount from the other asset section, an increase in prepaid expenses of $5,879. The convertible debt in the liability section of the company's financial statements decreased from $1,893,750 to $241,111, while there was an increase in the derivative liability from $0 to $2,408,178, as well as an increase in the warrant liability from $0 to $1,785,877 and a decrease in additional paid in capital of $3,300,000.

The basic loss per share increased from the previously reported $0.19 per share to $0.28 per share for the year ended December 31, 2004, while the diluted loss per share increased from the previously reported $0.18 per share to $0.26 per share.


2005

The net income for the nine months September 30, 2005, was originally $1,095,730, while the nine months September 30, 2005 restated income is reported as $1,732,336, an increase of $636,606. This is due to an increase in other income related to the convertible debt of $564,944, as well as a decrease in the interest expense related to the convertible debt of $47,545, and a decrease in interest expense of $24,117.

On the September 30, 2005 balance sheet, the restatement resulted from an increase in prepaid expenses of $18,238. The convertible debt in the liability section of the company's financial statements increased from $931,970 to $1,067,761, and while there was an increase in the derivative liability from $735,921 to $888,509.

The basic income per share increased from the previously reported $0.06 per share to $0.10 per share for the nine months ended September 30, 2005, while the diluted income per share increased from the previously reported $0.04 per share to $0.06 per share.


It is anticipated that the company will restate the December 31, 2004 10KSB, the March 31, 2005 10QSB, the June 30, 2005 10QSB, and the September 30, 2005 10QSB to reflect the above adjustments.














EMAIL # 2:





FROM: Jason F. Griffith, CPA (FG&A)
SENT: Tuesday, November 22, 2005 6:27 AM
TO: 'Efron, Howard'
SUBJECT: RE: Discussion for today 11/22
Yes that should work, I'll be heading in to the office in about an hour and will check, but I don't see any reason why not. I'll be on the lookout for your call, thanks!

Jason


FROM: Efron, Howard [mailto:EFRONH@SEC.GOV]
SENT: Tuesday, November 22, 2005 5:54 AM
TO: Jason F. Griffith, CPA (FG&A)
SUBJECT: RE: Discussion for today 11/22

Does 11 AM your time (2 PM our time) work for a call?  Please let me know.


FROM: Jason F. Griffith, CPA (FG&A)
SENT: Tuesday, November 22, 2005 12:23 AM
TO: Efron, Howard
SUBJECT: RE: Datascension restated financials and notes

Howard,

Sorry for not getting back with you both today, I didn't check my voicemails till after 5 pm your time. Please let me know what time you both are available to discuss the notes and I will make myself available.

Thanks,

Jason


FROM: Jason F. Griffith, CPA (FG&A)
SENT: Friday, November 18, 2005 8:05 AM
TO: 'Efron, Howard'
SUBJECT: RE: Datascension restated financials and notes

No problem, I understand.  I was hopeful but realistic in my expectations.
I know you have your hands full with other issuers' as well. Thanks again for all your help and look forward to speaking with you next week. Have a great weekend.

Thanks again,

Jason


FROM: Efron, Howard [mailto:EFRONH@SEC.GOV]
SENT: Friday, November 18, 2005 8:01 AM
TO: Jason F. Griffith, CPA (FG&A)
SUBJECT: RE: Datascension restated financials and notes

Jason,

We did receive your Nov 17 email. Given our workloads, we do not expect that we will be able to review your documents today. We will contact you next week.


FROM: Jason F. Griffith, CPA (FG&A)
SENT: Thursday, November 17, 2005 1:17 PM
TO: 'Efron, Howard'
SUBJECT: Datascension restated financials and notes
Howard,

Attached is a draft of the restated 12/31/04 and 6/30/05 financials and new note regarding the convertible debt taking into account the differences we discussed. I would appreciate if you could give it a once over to let me know if you see anything glaring that needs to be changed. I realize you will want to give it a more thorough review before "signing off" on the comments themselves, but just a general review for discussion purposes. I acknowledge that any thing you tell me will not be the official response of the SEC to the comments, etc. etc., but I feel pretty confident about the financials / disclosures now and am just looking for some assurance.

Please give me a call on my cell, 702-303-0510, at any time to discuss this.

Thanks again for all your help and guidance,

Jason



ATTACHMENT:

NOTES PAYABLE - $1,875,000, NOVEMBER 2004

In November 2004, the Company issued $1,875,000 in principal amount of Notes to third parties. As part of the financing transaction, the Company issued warrants to purchase 3,125,000 shares of common stock at a per share purchase price of $0.30 per share.

The Notes accrue interest at a rate of prime + 3% per annum. The Notes are due and payable in November 2007. The convertible note and warrant documents were filed in an 8-K by the Company on November 23, 2004. The Note was entered into pursuant to the terms of a subscription agreement between the Company and the Holder, which was also included in the 8-K filed on November 23, 2004.

Interest payable on this Note shall accrue at the "prime rate" published in The Wall Street Journal from time to time, plus three percent (3%). The interest rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate; each change to be effective as of the day of the change in such rate. The Interest Rate shall not be less than eight percent (8%). Interest shall be calculated on the basis of a 360 day year. Interest on the Principal Amount shall be payable monthly, in arrears, commencing the first day of the month after 120 days from the closing and on the first day of each consecutive calendar month thereafter (each, a "Repayment Date") and on the Maturity Date, whether by acceleration or otherwise.

Amortizing payments of the outstanding Principal Amount of this Note shall commence on the first (1st) Repayment Date and shall recur on each succeeding Repayment Date thereafter until the Principal Amount has been repaid in full, whether by the payment of cash or by the conversion of such principal into Common Stock pursuant to the terms of the note. On each Repayment Date, the Company should make payments to the Holder in the amount of one- thirty-second (1/32nd) of the initial Principal Amount (the "Monthly Principal Amount"), together with any accrued and unpaid interest then due on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note that have not been paid (the Monthly Principal Amount, together with such accrued and unpaid interest and such other amounts, collectively, the "Monthly Amount"). Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date.

Following the occurrence and during the continuance of an Event of Default (as discussed in the Note), the annual interest rate on the Note shall automatically be increased by two percent (2%) per month, and all outstanding obligations under this Note, including unpaid interest, shall continue to accrue interest from the date of such Event of Default at such interest rate applicable to such obligations until such Event of Default is cured or waived.

The Holder shall convert into shares of Common Stock all at the Fixed Conversion Price or the maximum portion of the Monthly Amount due on each Repayment Date provided that the average closing price of the Common Stock as reported by Bloomberg, L.P. on the Principal Market (as defined below) for the twenty (20) consecutive trading days immediately preceding such Repayment Date shall be greater than or equal to 15% above the Fixed Conversion Price ("Conversion Criterion"). The Monthly Amount due on a Repayment Date that the Holder has not been able to convert into shares of Common Stock due to failure to meet the Conversion Criterion shall be paid by the Borrower at the Borrower's election (i) in cash at the rate of 104% of such Monthly Amount otherwise due on such Repayment Date within three (3) business days of the applicable Repayment Date, or (ii) in registered, unlegended, free- trading Common Stock at an applied conversion rate equal to eighty-five percent (85%) of the average of the five (5) lowest closing bid prices of the Common Stock as reported by Bloomberg L.P. for the twenty (20) trading days preceding such Repayment Date.

Call Option - The Company will have the option of prepaying the outstanding Principal Amount ("Optional Redemption"), in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon


Holder's Conversion Rights. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding Principal Amount of this Note, together with interest and fees due hereon, into shares of Common Stock.

The $1,875,000 in proceeds from the financing transaction were allocated to the conversion option, call option and to the warrants based upon their fair values. After the latter allocations, there was no remaining value to be allocated to the Note on the financial statements. The company took a charge to interest expense for $330,398 related to the amount of the liabilities over the proceeds from the debt.

The debt discount is being accreted using the effective interest method over the term of the note.

The value of the discount on the converted notes on the books is being accreted over the term of the note (three years). For the years ended December 31, 2004 and 2003, the Company accreted $58,594 and $0, respectively, of debt discount related to the Notes. For the six months ended June 30, 2005, the Company accreted $343,450 of the debt discount related to the Notes.

WARRANTS ISSUED

The estimated fair value of the 3,125,000 warrants at issuance (11/11/2004) was $936,714 and has been classified as a derivative instrument and recorded as a liability on the Company's balance sheet in accordance with current authoritative guidance. The estimated fair value of the warrants was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the warrants at December 31, 2004, the company used the closing price of $0.65 and the exercise price of $0.30. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments, the Company is required to adjust the carrying value of the instrument to its fair value at each balance sheet date and recognize any change since the prior balance sheet date as a component of Other Income (Expense). The warrant derivative liability at December 31, 2004, had increased to a fair value of $1,785,877, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, which resulted in an "other expense" item of $849,163 on the Company's books. For the six months ended June 30, 2005, the warrant derivative liability had decreased to a value of $518,191, due in part to a decrease in the market value of the Company's common stock to $0.40 from $0.65 at December 31, 2004, which resulted in an "other income" item of $1,267,686.

The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), the holder's conversion right provision (collectively, the features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

HOLDER'S CONVERSION RIGHT

Pursuant to the terms of the Notes, these notes are convertible at the option of the holder, at anytime on or prior to maturity. The holder's conversion right represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (11/11/2004), the holder's conversion right had an estimated initial fair value of $1,409,649, which was recorded as a discount to the Notes and a derivative liability on the consolidated balance sheet. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the holder's conversion right will be adjusted to fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the holder's conversion right was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the holder's conversion right at December 31, 2004, the company used the closing price of $0.65 and the exercise price of $0.30. For the year ended December 31, 2004, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, the Company recorded an "other expense" on the consolidated statement of operations for the change in fair value of the holder's conversion right of approximately $1,607,573. At December 31, 2004, the estimated fair value of the holder's conversion right was approximately $3,017,222. For the six months ended June 30, 2005, the estimated value of the holder's conversion right decreased to $804,249, thus the company recorded an "other income" item on the consolidated statement of operations for the change in fair value of the holder's conversion right of $2,212,973.

The recorded value of the holder's conversion right related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock.

COMPANY'S CALL OPTION ON DEBT

Pursuant to the terms of the Notes, the Company has the option of prepaying the outstanding Principal Amount in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon and any and all other sums due.

The company's call option represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (11/11/2004), the company's call option had an estimated initial fair value of $140,965, which was recorded as a asset on the consolidated balance sheet. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the company's call option will be adjusted to fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the holder's conversion right was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative asset. In valuing the holder's conversion right at December 31, 2004, the company used the closing price of $0.65 and the exercise price of $0.30. For the year ended December 31, 2004, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, the Company recorded an "other income" item on the consolidated statement of operations for the change in fair value of the company's call option of approximately $1,205,180. At December 31, 2004, the estimated fair value of the company's call option was approximately $1,346,145. For the six months ended June 30, 2005, the estimated value of the company's call option decreased to $80,425, thus the company recorded an "other expense" item on the consolidated statement of operations for the change in fair value of the company's call option of $1,265,720.

The recorded value of the company's call option related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock.

NOTES PAYABLE - $125,000, MARCH 2005

In March 2005, the Company issued $125,000 in principal amount of Notes to third parties. As part of the financing transaction, the Company issued warrants to purchase 300,000 shares of common stock at a per share purchase price of $0.50 per share. The Warrants shall be exercisable until five (5) years after the Issue Date of the Warrants.

The Notes accrue interest at a rate 12% per annum. The Notes are due and payable in March 2007.

Interest shall be calculated on the basis of a 360 day year. Interest on the Principal Amount shall be payable monthly, in arrears, commencing the first day of the month after 120 days from the closing and on the first day of each consecutive calendar month thereafter (each, a "Repayment Date") and on the Maturity Date, whether by acceleration or otherwise.

Call Option - The Company will have the option of prepaying the outstanding Principal Amount ("Optional Redemption"), in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon

Holder's Conversion Rights. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding Principal Amount of this Note, together with interest and fees due hereon, into shares of Common Stock.

The $125,000 in proceeds from the financing transaction were allocated to the conversion option, call option and to the warrants based upon their fair values. After the latter allocations, the company allocated $39,098 to the carrying value of the debt. That debt discount is being accreted using the effective interest method over the term of the note.

The value of the discount on the converted notes on the books is being accreted over the term of the note (three years). For the six months ended June 30, 2005, the Company accreted $10,440 of the debt discount related to the Notes.

WARRANTS ISSUED

The estimated fair value of the 300,000 warrants at issuance (3/31/2005) was $56,785 and has been classified as a derivative instrument and recorded as a liability on the Company's balance sheet in accordance with current authoritative guidance. The estimated fair value of the warrants was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the warrants at March 31, 2005, the company used the closing price of $0.50 and the exercise price of $0.50. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments, the Company is required to adjust the carrying value of the instrument to its fair value at each balance sheet date and recognize any change since the prior balance sheet date as a component of Other Income (Expense). For the six months ended June 30, 2005, the warrant derivative liability had decreased to a value of $25,906, due in part to a decrease in the market value of the Company's common stock to $0.40 from $0.50 at March 31, 2005, which resulted in an "other income" item of $30,879.

The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), the holder's conversion right provision (collectively, the features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

HOLDER'S CONVERSION RIGHT

Pursuant to the terms of the Notes, these notes are convertible at the option of the holder, at anytime on or prior to maturity. The holder's conversion right represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (3/31/05), the holder's conversion right had an estimated initial fair value of $29,117, which was recorded as a discount to the Notes and a derivative liability on the consolidated balance sheet. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the holder's conversion right will be adjusted to fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the holder's conversion right was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. In valuing the holder's conversion right at March 31, 2005, the company used the closing price of $0.50 and the exercise price of $0.50. For the six months ended June 30, 2005, the estimated value of the holder's conversion right decreased to $9,176, thus the company recorded an "other income" item on the consolidated statement of operations for the change in fair value of the holder's conversion right of $19,941.

The recorded value of the holder's conversion right related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock.

COMPANY'S CALL OPTION ON DEBT

Pursuant to the terms of the Notes, the Company has the ability to The Company has the option of prepaying the outstanding Principal Amount in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon and any and all other sums due.

The company's call option represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (3/31/2005), the company's call option had an asset value of $0. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the company's call option will be adjusted to fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the holder's conversion right was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative asset. In valuing the holder's conversion right at March 31, 2005, the company used the closing price of $0.50 and the exercise price of $0.50. For the six months ended June 30, 2005, the estimated value of the company's call option was still $0, thus no adjustment was made to add the asset to the balance sheets.

The recorded value of the company's call option related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock.

EMAIL # 1


FROM: Jason F. Griffith, CPA (FG&A)
SENT: Tuesday, November 15, 2005 7:02 PM
TO: 'Efron, Howard'
SUBJECT: FW: Datascension - New note / treatment of convertible

Howard,

Just making sure you received this. Not rushing you, but the Company is eager to know if the updated note answers the comments / corrects the disclosures so we can have the #'s and notes updated to file the 9-30-05 10Q ASAP.

Hope all else is well, thanks again for all of your help through this,

Jason



FROM: Jason F. Griffith, CPA (FG&A)
SENT: Sunday, November 13, 2005 11:05 PM
TO: efronh@sec.gov
SUBJECT: Datascension - New note / treatment of convertible

Howard,

I have attached a draft of the revised footnote regarding the convertible debt and its treatment. I realize that portions of it will obviously be disbursed throughout the document in disclosures, MD&A, etc. but for a financial statement footnote purpose, please let me know if it addresses the issues we spoke about last week.

After you go over the above, please give me a call if you have any questions or need more information. The Company will make the corrections on the financials after we speak.

Talk with you soon, thanks.  My phone number is 702-303-0510.

Thanks,

Jason




ATTACHMENT:

NOTES PAYABLE

    In November 2004, the Company issued $1,875,000 in principal amount of Notes to third parties. As part of the financing transaction, the Company issued warrants to purchase 3,125,000 shares of common stock at a per share purchase price of $0.30 per share.

    The Notes accrue interest at a rate of prime + 3% per annum. The Notes are due and payable in November 2007.

    The $1,875,000 in proceeds from the financing transaction were allocated to the Notes and warrants based upon their fair values. The estimated fair value of the warrants at issuance (11/11/2004) were $936,714 and has been classified as a derivative instrument and recorded as a liability on the Company's balance sheet in accordance with current authoritative guidance. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments, the Company is required to adjust the carrying value of the instrument to its fair value at each balance sheet date and recognize any change since the prior balance sheet date as a component of Other Income (Expense). The warrant derivative liability at December 31, 2004, had increased to a fair value of $1,785,877, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, which resulted in an "other expense" of $849,163 on the Company's books.

    As was the case between issuance and December 31, 2004, the recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants.

The value of the discount on the converted notes on the books is being accreted over the term of the note (three years). For the years ended December 31, 2004 and 2003, the Company accreted $78,125 and $0, respectively, of debt discount related to the Notes.

    In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), the holder's conversion right provision (collectively, the features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

HOLDER'S CONVERSION RIGHT

    Pursuant to the terms of the Notes, these notes are convertible at the option of the holder, at anytime on or prior to maturity. The holder's conversion right represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes (11/11/2004), the holder's conversion right had an estimated initial fair value of $1,409,649, which was recorded as a discount to the Notes and a derivative liability on the consolidated balance sheet. The discount on the Notes will be accreted to par value through quarterly interest charges over the three-year term of the Notes. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the holder's conversion right will be adjusted to fair value with the corresponding charge or credit to other expense or income. The estimated fair value of the holder's conversion right was determined using the Black-Scholes option-pricing model. The model uses several assumptions including: historical stock price volatility, risk-free interest rate, remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability. For the year ended December 31, 2004, due in part to an increase in the market value of the Company's common stock to $0.65 from $0.40 at issuance, the Company recorded an "other expense" on the consolidated statement of operations for the change in fair value of the holder's conversion right of approximately $1,607,573. At December 31, 2004, the estimated fair value of the holder's conversion right was approximately $3,017,222. As was the case between issuance and December 31, 2004, the recorded value of the holder's conversion right related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock.

The Company has the option of prepaying the outstanding Principal Amount in whole or in part, by paying to the Holder a sum of money equal to one hundred twenty percent (120%) of the Principal Amount to be redeemed, together with accrued but unpaid interest thereon and any and all other sums due.